Exhibit 3.1
FOURTH AMENDMENT TO THE AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
DUNCAN ENERGY PARTNERS L.P.
     This Fourth Amendment (this “Amendment”) to the Amended and Restated Agreement of Limited Partnership of Duncan Energy Partners L.P., a Delaware limited partnership (the “Partnership”), dated effective as of February 5, 2007 (as amended on the date hereof, the “Partnership Agreement”) is hereby adopted effective as of June 15, 2009, by DEP Holdings, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.
     WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;
     WHEREAS, the Partnership desires to clarify certain definitions used in agreements with third parties that incorporate by reference definitions in the Partnership Agreement not previously included herein;
     WHEREAS, the General Partner has determined that the following Amendment does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;
     NOW, THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:
Section 1. Attachment I referenced in Section 1 of the Partnership Agreement is hereby amended to add the following definitions in their applicable location in alphabetical order in such Attachment:
     “Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.
     “Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets, in each case made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

     “Operating Expenditures” means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, debt service payments, and capital expenditures, subject to the following:
     (a) Payments (including prepayments) of principal of and premium on indebtedness shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness
     (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements or (ii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner’s good faith allocation between the amounts paid for each shall be conclusive.
     “Operating Surplus,” means, with respect to any period (x) ending prior to the Closing Date, zero and (y) commencing on or after the Closing Date and ending prior to the Liquidation Date, on a cumulative basis and without duplication:
     (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date (other than the Existing Capital Commitment Amount), (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, and (iii) the net proceeds (after underwriting discounts and commissions) from the sale of Common Units by the Partnership on or prior to December 31, 2009, which proceeds are used to repurchase or redeem concurrently an equal or greater number of Common Units owned by the General Partner or its Affiliates, less
     (b) the sum of: (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period; (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures, provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Operating Surplus with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines; and (iii) the net proceeds (after underwriting discounts and commissions) under clause (a)(iii)(C) of this definition above which have been used previously to repurchase or redeem an equal or greater number of Common Units owned by the General Partner or its Affiliates.
     Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.
Section 2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.
Section 3. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

     IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER: DEP HOLDINGS, LLC
By:	/s/ Richard H. Bachmann
Richard H. Bachmann
President and Chief Executive Officer

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